EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$11,924
Receivables, net	338,948
Inventories	124,051
Deferred income taxes	28,517
Prepaid expenses and other current assets	5,342
Assets of discontinued operations	3,875

Total current assets	512,657
Property, plant and equipment, net	487,530
Goodwill	44,057
Identifiable intangible and other assets, net	185,432

Total	$1,229,676

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$242,964
Current portion of long-term debt	1
Liabilities of discontinued operations	2,632

Total current liabilities	245,597
Long-term debt	130,879
Deferred income taxes	90,373
Other long-term liabilities	47,330
Parent’s net investment:
Parent’s net investment	719,938
Accumulated other comprehensive loss	(4,441)

Total parent’s net investment	715,497

Total	$1,229,676

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2012
Net sales	$4,092,828
Cost of sales	3,198,154

Gross profit	894,674
Operating costs and expenses:
Selling and distribution	626,358
General and administrative	58,793
Amortization of intangibles	1,199
Facility closing and reorganization costs	2,062

Total operating costs and expenses	688,412

Operating income	206,262
Other expense:
Interest expense	11,497
Other expense, net	98,441

Total other expense	109,938

Income from continuing operations before income taxes	96,324
Income taxes	34,249

Income from continuing operations	62,075
Loss from discontinued operations, net of tax	(11,226)

Net income	50,849
Other comprehensive loss, net of tax	(382)

Comprehensive income	$50,467

DEAN HOLDING COMPANY

INFORMATION RELATED TO CONSOLIDATED STATEMENT OF PARENT’S NET INVESTMENT

(Unaudited)

(In thousands)

	Parent’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent’s Net Investment
Balance, January 1, 2012	$649,398	$(4,059)	$645,339
Share-based compensation expense	773	—	773
Activity with parent	18,918	—	18,918
Net income	50,849	—	50,849
Other comprehensive income (loss):
Pension liability adjustment	—	(1,454)	(1,454)
Cumulative translation adjustment	—	1,072	1,072

Balance, December 31, 2012	$719,938	$(4,441)	$715,497

DEAN HOLDING COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2012
Cash flows from operating activities:
Net income	$50,849
Loss from discontinued operations	11,226
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82,498
Share-based compensation expense	773
Gain on disposition of assets and operations	(680)
Write-down of impaired assets	5,767
Deferred income taxes	(16,555)
Other	289
Changes in operating assets and liabilities:
Receivables, net	(14,250)
Inventories	(6,636)
Prepaid expenses and other assets	(542)
Accounts payable and accrued expenses	27,738
Income tax receivable/payable	(2,335)

Net cash provided by operating activities – continuing operations	138,142
Net cash used in operating activities – discontinued operations	(10,734)

Net cash provided by operating activities	127,408
Cash flows from investing activities:
Payments for property, plant and equipment	(42,907)
Proceeds from sale of fixed assets	1,985

Net cash used in investing activities	(40,922)
Cash flows from financing activities:
Net proceeds from receivables-backed facility	1,147,143
Repayment for receivables-backed facility	(1,243,637)
Distribution from parent	11,075

Net cash used in financing activities	(85,419)
Effect of exchange rate changes on cash and cash equivalents	734

Increase in cash and cash equivalents	1,801
Cash and cash equivalents, beginning of period	10,123

Cash and cash equivalents, end of period	$11,924

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